EXHIBIT (a)(5)(N)

FOR IMMEDIATE RELEASE

For Lone Star Funds:

Ed Trissel

Joele Frank, Wilkinson Brimmer Katcher

(212) 895-8654

LONE STAR EXTENDS TENDER OFFER TO ACQUIRE ACCREDITED

DALLAS, September 24, 2007 — LSF5 Accredited Investments, LLC (“Lone Star”), a subsidiary of Lone Star Fund V (U.S.), L.P., today announced that it has extended its tender offer for all outstanding shares of common stock of Accredited Home Lenders Holding Co. (NASDAQ: LEND) (the “Company”) until 12:00 midnight on October 5, 2007, in accordance with the terms of the amended merger agreement with the Company and the related offer to purchase filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2007 and September 21, 2007, respectively.

Lone Star may extend the tender offer for additional periods when and as required by the amended merger agreement, and if Lone Star decides to so extend, it will issue a press release announcing such extension not later than 9:00 am., New York City time, on the next business day after the day on which the tender offer is scheduled to expire.

As of the close of business on September 21, 2007, Lone Star has received a number of tendered Company shares, subject to withdrawal, representing approximately 19,149,003 of the outstanding shares of the Company. The shares tendered at that time included approximately 76.22 percent of the outstanding shares of the Company’s common stock.

The tender offer is being conducted in connection with the merger of a Lone Star subsidiary with and into the Company as contemplated by the Agreement and Plan of Merger, dated as of June 4, 2007, as amended by the First Amendment, dated as of June 15, 2007, and the Second Amendment, dated as of September 18, 2007, by and among the Company, Lone Star and LSF5 Accredited Merger Co., Inc. Additional information regarding the merger, the tender offer and the related transactions can be found in the Company’s filings with the SEC, which are on the SEC’s website at www.sec.gov.

Piper Jaffray & Co. is acting as Dealer-Manager for the tender offer. The Information Agent for the tender offer is Georgeson Inc. Any questions or requests for assistance or copies of the offer to purchase and the letter of transmittal may be directed to the Dealer-Manager or the Information Agent at their respective telephone numbers and locations. Piper Jaffray & Co. can be reached at 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402 or (877) 371-5212. Georgeson Inc. can be reached at 17 State Street, 10th floor, New York, NY 10004. Banks and bankers can call (212) 440-9800 and all others can call toll-free at (888) 605-7543.

This release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to purchase common stock of the Company, nor is it an offer or solicitation of an offer to sell any securities. The tender offer is made solely by means of the offer to purchase.